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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                                                 Commission File Number 0-17316

                         SkyTel Communications, Inc.
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            (Exact name of registrant as specified in its charter)


200 South Lamar Street, SkyTel Centre, Jackson, Mississippi 39201 (601) 944-1300
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         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        Common Stock, $0.01 par value
 Associated Rights to Purchase Series C Junior Participating Preferred Stock
  $2.25 Cumulative Convertible Exchangeable Preferred Stock, $0.01 par value
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           (Title of each class of securities covered by this Form)

              6.75% Convertible Subordinated Debentures due 2002
              13.5% Senior Subordinated Discount Notes due 2002
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          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    [X]        Rule 12h-3(b)(1)(i)      [X]
     Rule 12g-4(a)(1)(ii)   [ ]        Rule 12h-3(b)(1)(ii)     [ ]
     Rule 12g-4(a)(2)(i)    [ ]        Rule 12h-3(b)(2)(i)      [ ]
     Rule 12g-4(a)(2)(ii)   [ ]        Rule 12h-3(b)(2)(ii)     [ ]
                                       Rule 15d-6               [ ]

Approximate number of holders of record as of the certification or notice date:

one as to Common Stock; none as to $2.25 Cumulative Convertible Exchangeable Preferred Stock
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Pursuant to the requirements of the Securities Exchange Act of 1934, SkyTel
Communications, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  October 6, 1999               By: /s/ Charles T. Cannada
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                                         Charles T. Cannada
                                         Assistant Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (8-93)